UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-40086

PORTAGE BIOTECH INC.

(Translation of registrant's name into English)

Clarence Thomas Building, P.O. Box 4649, Road Town, Tortola, British Virgin Islands, VG1110

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ] Form 40-F [ ]

INCORPORATION BY REFERENCE

This report on Form 6-K (including any exhibits attached hereto) shall be deemed to be incorporated by reference into the registration statement on Form S-8 (File No. 333-275842) of Portage Biotech Inc. (including any prospectuses forming a part of such registration statement) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

The board of directors (the “Board”) of Portage Biotech Inc. (the “Company”) adopted and confirmed as of March 7, 2025, a director compensation plan to compensate directors going forward from that date, under which each person serving as a director of the Company, regardless of executive employment status, will be paid an annual cash fee of $30,000, to be paid in arrears, upon confirmation by the Board that the Company has sufficient funds available for payment without adversely impacting the then available, necessary working capital. In addition, the Company will pay a cash fee in the amount of $25,000 to each person then serving as a director on the consummation of a reverse merger transaction or similar transaction, if any.

The Board also authorized on March 7, 2025, the grant of a total of 160,000 options to purchase ordinary shares at a per share rate of $4.45, once vested exercisable for the period ending 10 years after the date of grant. Vesting will accelerate on a change of control of the Company. The options vest as to one-quarter immediately and the balance as to one-third on each March 7, 2026, 2027 and 2028. The grants were made to certain directors, officers and employees. The options were issued as discretionary options under the 2021 Equity Incentive Plan, and not part of any regularly constituted compensation plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Portage Biotech Inc.
(Registrant)

Date: March 13, 2025	/s/ Andrea Park
Andrea Park Chief Financial Officer